N-SAR Item 77.D. Policies with Respect to Security Investment

The Prospectus dated May 1, 2006 for Founders Discovery Portfolio (the "Portfolio"), a series of Dreyfus Investment Portfolios, was modified on July 13, 2006, effective on or about August 1, 2006, to change the market capitalization of small companies to be companies with market capitalizations equal to or less than the largest company included in the Russell 2000 Growth Index, the Portfolio's benchmark, from its previous definition of such companies as those companies with market capitalizations of less than $2.5 billion at the time of purchase. This modification is reflected in a supplement to the Portfolio's Prospectus filed on July 13, 2006 with the Securities and Exchange Commission pursuant to Rule 497(e) under the Securities Act of 1933, as amended.